December 3, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of MFS Active Exchange Traded Funds Trust, under the Exchange Act of 1934:

- MFS Active Core Plus Bond ETF

- MFS Active Growth ETF

- MFS Active Intermediate Muni Bond ETF

- MFS Active International ETF

- MFS Active Value ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com